December 5, 2024

Brian Knaley
Chief Executive Officer
Nuburu, Inc.
7442 S. Tucson Way
Suite 130
Centennial, CO 80112

       Re: Nuburu, Inc.
           Amendment No. 4 to Form 10-K for the Fiscal Year Ended December 31, 2023
           Response Dated November 25, 2024
           File No. 001-39489
Dear Brian Knaley:

        We have reviewed your November 25, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 20, 2024 letter.

Amendment No. 4 to Form 10-K for Fiscal Year Ended December 31, 2023 Explanatory Note, page i

1. We have read your response to prior comment 1. Please confirm that in future filings you will include a brief explanation of why application of your recovery policy resulted in no recovery pursuant to Item 402(w)(2) of Regulation S-K. December 5, 2024
Page 2

        Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing